Exhibit 99.4

January 9, 2008	Trading Symbol: URA – TSX.V

Skoonka Gold Drill Program

Anglo Canadian Uranium Corp. (URA on TSX.V) (the “Company”) and its wholly owned subsidiary Anglo Canadian Gold Corp. are pleased to announce a planned drill program for the Skoonka Gold Project beginning the week of January 14th, 2008. The Company has completed 25 line km of line cutting, MMI soil sampling, 3D IP and Magnetic Surveys on this 100% owned property. This property consists of 96 claims covering 1,942 hectares located 40 km north of Lytton, BC. This property adjoins the Strongbow / Almaden property immediately to the south. The Strongbow JJ showing located approximately 1 km south of our boundary produced 20.2 g/t gold over 12.8 meters. Geological mapping of the area has shown this structure continues onto the Anglo property. The Skoonka Creek property covers a package of subaerial volcanic rocks transected by two major north trending fault structures. Geotronic Consultants of Delta, BC conducted the Geophysical surveys and has recommended drill programs based on the MMI soil sampling and geophysical results.

This first phase of drilling will consist of 1000 meters, which will be comprised of three (3) drill holes. The Company will initiate additional drilling pending the results of this initial drill program. The objective of this program is to define an epithermal gold system which has been outlined by previous work on and near the property.

The Company is in receipt of final results from the Stirrup Gold Project drill program from 2007. These results were received on Dec 28, 2007 and are under review. Final results of this seven (7) hole drill program will be announced upon interpretation by management.

About Anglo-Canadian Uranium Corp.

Anglo-Canadian is an aggressive uranium and gold exploration company with several properties located in Canada and the United States. The Company’s current projects include uranium projects located in Colorado, Utah, New Mexico and Quebec, and gold and base metals projects in British Columbia. The Company’s focus is to acquire uranium and gold deposits in strategic locations through acquisition and option arrangements, and further develop these projects with experienced management teams.

For more information on the Company and its projects, please visit the website at www.anglocanex.com

ON BEHALF OF THE BOARD OF DIRECTORS:
“Len J.Harris”

Len J. Harris, President
T: 604 669 6807
Toll Free: 866 488 3838
E: len@anglocanex.com
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